UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            INFOWAVE SOFTWARE, INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


   British Columbia, Canada                            98-0183915
-------------------------------           --------------------------------------
  (State of incorporation                 (I.R.S. Employer Identification No.)
      or organization)



4664 Lougheed Highway, Suite 200
  Burnaby, British Columbia                             V5C 5T5
-------------------------------           --------------------------------------
(Address of Principal Executive                        (Zip Code)
           Offices)


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                  Name of each exchange on which each
     to be so registered                        class is to be registered
-------------------------------           --------------------------------------
            None                                          N/A


If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities  Act  registration  statement file number to which this form relates:
  None  (if applicable)


Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Share Purchase Rights
                         ------------------------------
                                (Title of Class)

Item 1.  Description of Registrant's Securities to be Registered.

     On June 5, 2000, Infowave Software, Inc. (the "Corporation") adopted a shareholder rights plan (the "Plan") to ensure the fair and equal treatment of all of its shareholders in the event of a Take-over Bid, in which a person, group of affiliated or associated persons, or entity (a "Person") offers to acquire Voting Shares of the Corporation (as defined below) resulting in that Person possessing 20% or more of the outstanding Voting Shares of the Corporation, and to allow the board of directors of the Corporation (the "Board") and its shareholders adequate time to assess and respond to such a bid.

     In order to implement the Plan, upon adoption of the Plan, the Corporation issued to each shareholder of record at the close of business on June 5, 2000 (the "Record Time") one right (a "Right") in respect of each outstanding Common Share to holders of record at the Record Time. In addition, one Right will be issued in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined below). The Corporation has entered into a Shareholder Rights Plan Agreement dated as of June 5, 2000 (the "Rights Agreement") with Montreal Trust Company of Canada, as Rights Agent, regarding the exercise of the Rights, the issuance of certificates evidencing the Rights as well as other related matters.

     The Rights are not exercisable initially and certificates representing the Rights will not be sent to shareholders. Until the Separation Time, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such certificates, (ii) new Common Share certificates issued after the Record Time will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of Rights represented by such certificates. Each Right has an exercise price of Cdn.$1,000.00 (the "Exercise Price"), subject to adjustment.

     Subject to certain limitations, the Rights will detach from the Common Shares and will become exercisable upon the earlier of ten (10) business days following (i) a public announcement that a person or group of affiliated or associated persons, has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares and any other securities the holders of which are entitled to vote generally on the election of the Directors of the Corporation ("Voting Shares") (other than as a result of certain redemptions of Common Shares by the Corporation, Permitted Bid acquisitions, exempt acquisitions, convertible security acquisitions, pro rata acquisitions or pursuant to a waiver by the Board (hereinafter referred to as "Permissible Acquisitions")) (an "Acquiring Person"), (ii) the commencement of, or first public announcement of the intent to begin, a Take-over Bid, (iii) the date a Permitted Bid ceases to be a Permitted Bid or (iv) such later date as may be determined by the Board (the earliest of all such dates referred to as the "Separation Time"). Notwithstanding the foregoing, the Separation Time may be no earlier then the Record Time.

     The Rights are not exercisable until the Separation Time. The Rights will expire, however, at the earlier of (i) the termination of the annual meeting of shareholders of the Corporation in 2003, or (ii) the Termination Time, as defined by various sections of the Plan (collectively, the "Expiration Time"), unless the Rights are earlier redeemed by the Corporation in accordance with Plan. If at or prior to the annual meeting of the shareholders of the Corporation in 2003 a Flip-In Event (as defined below) has not occurred, the Board shall submit a resolution ratifying the continued existence of the Rights Agreement to the Independent Shareholders of the Corporation (as defined below) until the earlier of (i) the Termination Time or (ii) the termination of the annual meeting of shareholders of the Corporation in 2006. Unless a majority of holders of Voting Shares of the Corporation, excluding certain persons and entities as described in the Plan (the "Independent Shareholders"), vote in favor of the Rights Agreement, the Board shall redeem the Rights at the Redemption Price (as defined below).

     As soon as practicable after the Separation Time, Rights certificates will be mailed to (i) holders of record of Common Shares as of the Separation Time and (ii) holders of convertible securities converted into Common Shares after the Separation Time and prior to the Expiration Time following such conversion by the holder and, thereafter, the separate Rights certificates alone will represent the Rights.

     Ten (10) business days after a person acquires 20% or more of the Voting Shares of the Corporation after the date of the Rights Agreement (a "Flip-In Event"), other than through a Permissible Acquisition, each holder of a Right will thereafter have the right to receive, upon exercise, that number of Common Shares having a value equal to two times the Exercise Price. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

     A person or group of affiliated or associated persons will not trigger the separation and exercisability of the Rights if that person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the Voting Shares as a result of a Permissible Acquisition. If such person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the Voting Shares by such means and subsequently acquires additional Voting Shares constituting more than 1% of the Voting Shares outstanding, other than by a Permissible Acquisition, however, then, as of the date of such additional acquisition, that person or group of affiliated or associated persons shall be deemed an Acquiring Person and the separation and exercisability of the Rights will be triggered.

     Any person or group of affiliated or associated persons who was the beneficial owner of 20% or more of the outstanding Common Shares on the Record Time will be "grandfathered" so that the dilutive effects of the Rights will not be triggered, unless such person or group of affiliated or associated persons subsequently increases their shareholdings of the Common Shares of the Corporation by more than 1%, other than through a Permissible Acquisition. As of the Record Time, Gary McIntosh (a director of the Corporation) and Jim McIntosh (a current director of the Corporation and, as of the Record Time, the President, Chief Executive Officer and a director of the Corporation), father and son, collectively beneficially owned 20.9% of the outstanding Common Shares. Other than the Common Shares owned by Gary McIntosh and Jim McIntosh, the Corporation is not aware, as of June 5, 2000, that any person or related group of affiliated or associated persons is the beneficial owner of 20% or more of the outstanding Common Shares.

     The Exercise Price payable, the number and kind of Common Shares or other securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution, including (i) in the event of a stock dividend on, or exchange of, Common Shares where Voting Shares are issued, (ii) a subdivision or consolidation of Common Shares, (iii) if holders of Common Shares are granted certain rights, options or warrants to subscribe for Common Shares or convertible securities at less than 90% of the market price of the Common Shares or (iv) upon the distribution to holders of Common Shares of evidences of indebtedness, cash or assets (excluding regular periodic cash dividends or a dividend paid in Common Shares) or of subscription rights, options or warrants entitling them to purchase Voting Shares at less than 90% of the market price per Common Share on such record date (other than those referred to above).

     The Exercise Price is payable by certified cheque, banker's draft or money order payable to the order of the Montreal Trust Company of Canada.

     At any time prior to the occurrence of a Flip-in Event, the Board (with the prior consent of the holders of Voting Shares or of the holders of Rights, if the proposed redemption is after the Separation Time, given by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders) may elect to redeem all, but not part, of the outstanding Rights at a redemption price of $0.00001 per Right, subject to appropriate adjustment in certain events (the "Redemption Price"). The Rights Agreement also gives the Board the right, in certain circumstances, subject to the prior consent of the holders of Voting Shares in some situations, to waive the application of the dilutive effects described above prior to the occurrence of a particular Flip-In Event.

     As discussed above, a Take-over Bid that fits the criteria of a Permitted Bid or a Competing Permitted Bid will not trigger the dilutive effects of the Rights. A Permitted Bid is a Take-over Bid made by way of a take-over bid circular, and which also complies with the following conditions:

     (i) the Take-over Bid is made to all holders of Voting Shares other than the person, group of affiliated or associated persons or entity who has announced a current intention to make or is making a Take-over Bid (the "Offeror");

     (ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 45 days following the date of the Take-over Bid;

     (iii) the Take-over Bid contains irrevocable and unqualified provisions that unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and that all Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

     (iv) the Take-over Bid shall contain an irrevocable and unqualified condition that more than 50% of the outstanding Voting Shares held by Independent Shareholders, determined as at the date of first take-up or payment for Voting Shares under the Take-over Bid, must be deposited pursuant to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares; and

     (v) the Take-over Bid contains irrevocable and unqualified provisions that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten
               (10) business days from the date of such public announcement.

     A Competing Permitted Bid is a Take-over Bid that:

     (i)       is made while another Permitted Bid is in existence;

     (ii) satisfies all the provisions of a Permitted Bid other than the condition set out in (ii) above; and

     (iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of

               (A) the earliest date on which Voting Shares may be taken up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is then in existence; and

               (B) 21 days after the date of the Take-over Bid constituting the Competing Permitted Bid.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

     The Corporation may from time to time amend the Rights Agreement without the approval of the holders of the Voting Shares or Rights to correct any clerical or typographical errors and to address changes in any applicable legislation, rules or regulations. Prior to the date of the meeting of shareholders to approve the Rights Agreement, the Corporation may make any changes that the Board acting in good faith may deem necessary or advisable. Following the approval of the Rights Agreement by the shareholders, the Corporation may only make changes to the Rights Agreement with the prior consent of the holders of Voting Shares and Rights, other than as stated above.

     As of June 5, 2000, there were outstanding 19,230,041 Common Shares of the Corporation. Each Common Share outstanding at the close of business on June 5, 2000 will receive one Right. As long as the Rights are attached to the Common Shares, the Corporation will issue one Right for each Common Share that becomes outstanding between June 5, 2000, and the earlier of the Separation Time and the Expiration Time so that all such shares will have attached Rights.

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person, group of affiliated or associated persons or entity that attempts to acquire the Corporation, other than by way of a Permitted Bid, or on terms not approved by the Board. The Rights should not, however, substantially affect any prospective Offeror willing to negotiate with the Board or comply with the Permitted Bid provisions of the Plan, other than through a possible delay.

     The  Rights  Agreement   between  the  Corporation  and  the  Rights  Agent
specifying the terms of the Rights, which includes as Exhibit A the Form of Rights certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete, and is qualified in its entirety by reference to such Exhibit.

Item 2.  Exhibits.

Exhibit
Number         Description
------         -----------

  1 Form of Shareholder Rights Plan Agreement, dated as of June 5, 2000, between Infowave Software, Inc. and Montreal Trust Company of Canada, which includes as Exhibit A thereto the Form of Rights Certificate.





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

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   INFOWAVE SOFTWARE, INC.



                                   By: /s/ BIJAN SANII
                                       -------------------------------------
                                   Name:   Bijan Sanii
                                   Title:  Chief Operating Officer
                                           Acting President and Chief Executive
                                             Officer


Dated:  July 12, 2000

















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

                                  EXHIBIT INDEX

Exhibit
Number         Description
------         -----------

  1 Form of Shareholder Rights Plan Agreement, dated as of June 5, 2000, between Infowave Software, Inc. and Montreal Trust Company of Canada, which includes as Exhibit A thereto the Form of Rights Certificate.